U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                                     SEC File Number: 0-26998
                                                     CUSIP Number:  013876 10 7

[   ] Form  10-K and Form  10-KSB [ ] Form 20-F [X] Form 10-Q and
      Form 10-QSB [ ] Form N-SAR
                      For Period Ended: September 30, 1997

[   ]  Transition Report on Form 10-K    [   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K    [   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR
                        For the Transition Period Ended:


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                          Not applicable


Part I - Registrant Information


Full Name of Registrant:                Alcohol Sensors International, Ltd.
Former Name if applicable:              Not Applicable
Address of Principal Executive Office:  11 Oval Drive, Islandia, New York 11722


Part II - Rule 12b-25(b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) the accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative


State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

          During the quarter ended September 30, 1997, the registrant finalized the design, completed an initial production run and commenced a marketing campaign in the United Kingdom with respect to the new generation of the registrant's principal product, Sens-O-Lock. In connection with the commencement of marketing in the United Kingdom, the registrant established significant administrative operations in Buckinghamshire, England. The registrant is in the process of coordinating its English and domestic administration functions. Such operational matters required registrant's management to devote substantial effort and expense which otherwise would have been devoted to the preparation and filing of the Quarterly Report on Form 10-QSB for the period ended September 30, 1997. In addition, on

     September 26, 1997, the registrant consummated the sale and issuance of Series B 8% Convertible Preferred Stock (the "Series B Stock") for gross proceeds of $3,000,000 and is researching the appropriate accounting treatment with respect to such transaction.

          The effect of the United Kingdom operations and sale of the Series B Stock impacts on all items to be contained in the subject Form 10-QSB. For such reasons, the subject Form 10-QSB could not be filed within the prescribed period.


Part IV - Other Information


     (1) Name and telephone number of person to contact in regard to this notification:

             Joseph M. Lively          (516) 342-1515

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                   [X]  Yes          [   ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                   [X]  Yes          [   ]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The registrant anticipates reporting a loss from operations of approximately $760,000 and $1,975,000 for the three and nine months ended September 30, 1997, respectively, compared to $914,044 and $3,304,404 for the three and nine months ended September 30, 1996, respectively.



     Alcohol Sensors International, Ltd. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:

November 14, 1997                       By:/s/Joseph M. Lively
                                        Joseph M. Lively,
                                        Chief Operating Officer